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www.lw.com

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Attention:	Kristi Marrone, Staff Accountant
Mark Rakip, Staff Accountant

Re:	Kennedy-Wilson Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Form 10-Q for the Fiscal Quarter Ended March 31, 2017

Ladies and Gentlemen:

This letter is being submitted on behalf of Kennedy-Wilson Holdings, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by electronic mail on June 23, 2017 (the “Comment Letter”), with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016 and quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2017. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1.

We note you report the changes in property NOI and same property revenue and NOI. In future periodic filings, please provide a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measure. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and undertakes to include, in future periodic filings that report changes in property NOI and same-property revenue and NOI, a reconciliation of property NOI and same-property revenue and NOI to their most directly comparable GAAP measure. The Company believes the most directly comparable GAAP measure to property NOI and same-property NOI is operating income for the Company’s investments segment, and the most directly comparable GAAP measure to same-property revenue

July 21, 2017

is revenue for the Company’s investment segment. For illustrative purposes, attached as Annex A is a reconciliation, in substantially the form the Company expects to include in such future periodic filings for all relevant comparative periods, of the Company’s reported fourth quarter 2016 property NOI and same-store property revenue metrics.

2.

We note that your operational highlights focus only on non-GAAP measures, which may result in undue prominence given to them. Please revise in future filings to disclose the most comparable GAAP measures with equal or greater prominence. Reference is made to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: The Company acknowledges the Staff’s comment and undertakes to revise future filings to disclose the most comparable GAAP measures with equal or greater prominence than the corresponding non-GAAP measures included in such filings.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

General

3.

Given the significance of your income from unconsolidated investments for the fiscal year ended December 31, 2016, please tell us how you determined the related unconsolidated investments were not significant to require separate financial statements pursuant to Rule 3-09 of Regulation S-X.

Response: The Company advises the Staff that it regularly monitors its compliance with the requirements of Regulation S-X Rule 3-09. The Company has concluded that none of its unconsolidated investments during the three years ended December 31, 2016 met the requirements of Regulation S-X Rule 3-09 for the presentation of separate financial statements in the Company’s 2016 Annual Report on Form 10-K. While the Company has, in the past, filed financial statements for unconsolidated investees pursuant to Rule 3-09, the Company advises the Staff that, primarily as a result of the consolidation of the financial position and results of operations of Kennedy Wilson Europe Real Estate Plc (“KWE”) into the Company’s consolidated financial statements beginning in 2014, the Company’s consolidated assets and income from continuing operations before income taxes, extraordinary items, and cumulative effect of accounting changes, as calculated in accordance with Rules 1-02(w) and 3-09, were sufficiently large that none of the Company’s unconsolidated investees satisfied the investment or income significance test at the 20% level.

Specifically, for the three years ended December 31, 2016, a total of 74 unconsolidated investees constituted a “50 percent or less owned person” within the meaning of Rule 3-09. The Company advises the Staff that five of these investees would have satisfied the income test at the 20% significance level only as a result of acquisition-, disposition- or dilution-related gains, which, in accordance with Section 2410.3 of the Financial Reporting Manual of the Commission’s Division of Corporation Finance, are excluded from the numerator of such test.

Based on its analysis as described above, the Company concluded that no Rule 3-09 financial statements were required to be filed in connection with its 2016 Annual Report on Form 10-K.

July 21, 2017

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2017

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

4.	We note your disclosure on page 42 of KWE’s annualized NOI as of March 31, 2017. Please tell us how you have complied with Item 10(e) of Regulation S-K with regard to this non-GAAP measure.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has executed definitive agreements to acquire, subject to customary conditions, all of the outstanding capital stock of KWE, the financial position and results of operations of which are currently consolidated in the Company’s financial statements. As a result, the Company further advises the Staff that it no longer anticipates disclosing KWE’s annualized NOI in the Company’s periodic reports.

* * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ JULIAN T.H. KLEINDORFER
Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

cc:	William J. McMorrow, Kennedy-Wilson Holdings, Inc.
Justin Enbody, Kennedy-Wilson Holdings, Inc.
In Ku Lee, Kennedy-Wilson Holdings, Inc.

ANNEX A

Illustrative NOI Reconciliation

(See Attached)

Kennedy-Wilson Holdings, Inc

Same Property Reconciliation

4Q 2016

(Unaudited, Dollars in millions)

	Same Property
	NOI	Revenue
Operating Income—Investments	$79.5
Less: Hotel revenues/hotel operating expenses	(4.5)
Add: Non-property operating expenses	42.1
Less: Loans and other income	(3.4)
Less: Sale of real estate	(12.6)
Add: Depreciation and amortization	50.9
Less: Income from unconsolidated investments	(66.2)

GAAP Property-Level (1)	$85.8	$122.8
Less: NCI adjustments (2)	(39.7)	(51.9)
Less: Other adjustments (3)	(8.0)	(19.3)
Add: Unconsolidated investment adjustments (4)	9.0	13.8

Same Property	$47.1	$65.4

(1)	Excludes hotels
(2)	Rental revenues and rental operating expenses attributable to non-controlling interests
(3)

Includes properties excluded from the same property population, including properties which were purchased, sold or unstabilized during the applicable period or a property that is not either a commercial or multifamily property within the Company’s portfolio. Also includes adjustments for foreign exchange rates, straight-line and above/below market rents, and certain non-recurring expenses.

(4)	The Company’s share of unconsolidated investment rental revenues and net operating income, as applicable, which are within the applicable same property population.

	Same Property
Same Property (Reported)	NOI	Revenue
Commercial—Same Property	$15.6	$17.5
Multifamily Market Rate Portfolio—Same Property	27.6	42.0
Multifamily Affordable Portfolio—Same Property	3.9	5.9

Same Property	$47.1	$65.4

1

Kennedy-Wilson Holdings, Inc

Property-Level NOI Reconciliation

4Q 2016

(Unaudited, Dollars in millions)

Property-Level
NOI
Operating Income—Investments	$79.5
Add: Non-property operating expenses	42.1
Less: Loans and other income	(3.4)
Less: Sale of real estate	(12.6)
Add: Depreciation and amortization	50.9
Less: Income from unconsolidated investments	(66.2)

GAAP Property-Level NOI	$90.3
Less: NCI adjustments (1)	(42.1)
Add: Unconsolidated investment adjustments (2)	12.4

Property-Level NOI	$60.6

(1)	Rental revenues and operating expenses and hotel revenues and operating expenses attributable to non-controlling interests.
(2)	The Company’s share of unconsolidated investment net operating income.

2